ABSA

RECEIVED

2005 OCT 25 A 11:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

[redacted]

05011991

25 October 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

SUPPL

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: TRADING UPDATE

Attached please find a copy of a Trading Statement by Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 24 October 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

dlw 10/25

Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE Code: ASA)(Issuer Code: AMAGB)
(ISIN : ZAE 000013389)
("Absa" or "the Group")

Trading statement

In terms of the Listings Requirements of the JSE Limited ("the JSE Listing Requirements") a listed company is required to publish a trading statement as soon as it becomes apparent that the financial results for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least 20% from those of the previous corresponding period.

The continued low interest rates and favourable retail trading environment have resulted in an improvement in the operating performance of the retail operations and a reduction in credit impairment levels of the Group. In addition, the strong performance of equity markets has contributed positively to the results of the Group.

Shareholders are accordingly advised that the growth in headline earnings per share and earnings per share of the Group for the six months ended 30 September 2005 versus the comparable period in 2004 is expected to be slightly in excess of twenty percent.

The forecast has not been reviewed or reported on by Absa's auditors. The Group's results for the six months ended 30 September 2005 will be released on 21 November 2005.

By order of the board

Inquiries: Eric Wasserman 011 350-5887
Grant Lewis 011 350-5386

Issued by:
Willie Roux
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: 2711 350-4061. Fax: 2711 350-6487
E-mail: willier@absa.co.za